Exhibit 1

PERION CONSIDERS BOND OFFERING IN ISRAEL

Tel Aviv and San Francisco – September 8, 2014 – Perion Network Ltd. (NASDAQ: PERI) announced that it is considering a public offering in Israel of convertible bonds pursuant to the shelf prospectus that it filed in May 2014.  The contemplated offering would require the filing of a supplemental shelf offering report with the Israel Securities Authority and the Tel Aviv Stock Exchange.

The execution, timing, terms and amount of such contemplated offering have not yet been determined and are subject to approval of Perion's Board of Directors. There is no assurance that such offering will be executed, nor as to its timing, terms and amount.

Any securities, if offered, will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.  Offers and sales, if made, will be made by means of the shelf prospectus and a shelf offering report.

About Perion Network Ltd.
Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on our own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, Perion Lightspeed, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to Perion. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, our failure to receive requisite regulatory approvals for a particular offering, a downgrade of our credit rating, a lack of robust interest in our securities on the part of investors, the availability of more attractive investments at the time of an offering by us, adverse developments in our business or industry, general economic, market and political conditions, and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its business, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2013. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-73-3981000
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.